Exhibit 99.1

NYSE-A: ROY	NR 09-11
TSX: IRC	June 4, 2009

INTERNATIONAL ROYALTY REPORTS

FIRST COPPER PRODUCTION AT LAS CRUCES

DENVER, COLORADO – June 4, 2009 - International Royalty Corporation (NYSE-A: ROY, TSX: IRC) (the "Company" or “IRC”) reports that Inmet Mining Corporation (“Inmet”) has announced that the first copper cathodes have been produced at the Las Cruces project in Andalucia, Spain.  IRC owns a 1.5% NSR royalty on the Las Cruces project. At the current spot copper price of approximately US$2.25/lb, the Las Cruces royalty is anticipated to generate approximately US$5.4 million in annual royalty revenues for IRC.

According to an Inmet press release dated June 2, 2009, Las Cruces resumed mining activities at the bottom of the mine pit on April 29, 2009 and delivered the first truck load of ore to the crusher on May 26, 2009. Since then, Las Cruces has introduced the ore through the various stages of the process plant. Over the coming months, Las Cruces will focus on ramping up production to reach the design capacity of 72,000 tonnes (~160 million pounds) of cathode copper per year.

The Las Cruces project is reported to contain Proven and Probable Reserves of 2,425 million pounds of copper.  Inmet has estimated a 15-year mine life for the project.1  The following chart illustrates IRC’s expected annual revenue from the Las Cruces royalty, assuming various copper prices, at an estimated run rate of approximately 160 million pounds of copper production per year.

Copper Price (per lb)	IRC Anticipated Revenue (MM)
US$1.75	US$4.2
US$2.00	US$4.8
US$2.25	US$5.4
US$2.50	US$6.0

This press release has been reviewed by Peter Clarke of SRK Consulting, a qualified person for the purposes of National Instrument 43-101.

Reference:

1. www.inmetmining.com

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX: IRC) as well as the NYSE – Amex (NYSE-A: ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to reported Proven and Probable Reserves, IRC’s expectations as to copper production levels at the Las Cruces mine and corresponding expected royalty revenue.  In certain cases, forward-looking statements can be identified by the use of words such as “expects”, “enable”, “anticipates”, “estimated” or words of similar effect. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the prices of the underlying commodities, accuracy of operator estimates, actual production at the Las Cruces copper project, absence of production delays or regulatory issues and other risks associated with mining operations. IRC’s forward-looking statements in this document regarding the anticipated production are based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operator in the public domain, and its ability to successfully operate the Las Cruces project.  Reported Proven and Probable Reserve estimates are based on Canadian NI 43-101 standards, which differ from SEC Guide 7 standards for reporting Reserves. The forward-looking statements included in this document represent IRC’s views as of the date of this document and subsequent events and developments may cause IRC’s views to change. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.